Exhibit 1

Notice of Annual General Meeting

his Notice is the formal notification to share owners of the Annual General Meeting, its date, time and place and the resolutions to be considered (numbered 1 to 24 in the Notice).

It is an important document. If, having read it, you are in any doubt as to the action you should take, you should consult an appropriate professional advisor. Separate notes on the Form of Proxy (also enclosed with this document) explain the arrangements for share owners to exercise their voting rights.

If you have sold or transferred all of your WPP plc ordinary shares, please pass these documents to the person through whom the sale or transfer was effected for onward transmission to the purchaser or transferee.

Notice is hereby given that the Annual General Meeting of the share owners of WPP plc (the ‘Company’) will be held at 12 noon on Wednesday 12 June 2013 at The Savoy Hotel, Strand, London WC2R OEU, to consider and, if thought fit, to pass the following resolutions, of which Resolutions 1 to 22 will be proposed as Ordinary Resolutions and Resolutions 23 and 24 as Special Resolutions. Voting on all resolutions will be by way of a poll.

1	To receive and, if approved, to adopt the Company’s accounts for the financial year ended 31 December 2012 together with the directors’ report, the directors’ remuneration report and the auditors’ report on those accounts and the auditable part of the remuneration report.

2	To declare a final dividend of 19.71 pence per ordinary share to be payable to the share owners on the register at the close of business on 7 June 2013 as recommended by the directors for the year ended 31 December 2012.

3	That the WPP directors’ remuneration report set out in the report of the Compensation Committee contained in the 2012 Report & Accounts be approved.

4	That the sustainability report contained in the 2012 Report & Accounts be approved.

5	To re-elect Colin Day as a director.

6	To re-elect Esther Dyson as a director.

7	To re-elect Orit Gadiesh as a director.
8	To re-elect Philip Lader as a director.

9	To re-elect Ruigang Li as a director.

10	To re-elect Mark Read as a director.

11	To re-elect Paul Richardson as a director.

12	To re-elect Jeffrey Rosen as a director.

13	To re-elect Timothy Shriver as a director.

14	To re-elect Sir Martin Sorrell as a director.

15	To re-elect Solomon Trujillo as a director.

16	To elect Roger Agnelli as a director.

17	To elect Dr Jacques Aigrain as a director.

18	To elect Hugo Shong as a director.

19	To elect Sally Susman as a director.

20	To re-appoint Deloitte LLP as auditors of the Company to hold office from the conclusion of the Annual General Meeting to the conclusion of the next Annual General Meeting of the Company and to authorise the directors to determine their remuneration.

21	In accordance with Article 6 of the Company’s Articles of Association, to authorise the Board of Directors to allot relevant securities (as defined in the Company’s Articles of Association) up to a maximum nominal amount of £42,819,206 for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) on 1 June 2018, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Board of Directors may allot relevant securities pursuant to such offer or agreement as if the authority conferred on them hereby had not expired.

WPP NOTICE OF AGM

Notice of Annual General Meeting

22	That the WPP plc Executive Performance Share Plan (‘EPSP’) in the form set out in the draft rules produced to the Meeting and for the purposes of identification signed by the Company Secretary, the principal terms of which are summarised in Appendix II to this Notice, be and it is hereby approved and that the directors of the Company acting through its Compensation Committee be and are hereby authorised to make such amendments to the rules of the EPSP and to do all such acts and things which they may consider necessary or expedient for the purposes of carrying the EPSP into effect including, without limitation, to make amendments and modifications that are required in order to take account of laws and regulations which would enable non-UK resident employees to participate in the EPSP in a beneficial manner including without limitation the establishment of separate plans in different jurisdictions.

23	To authorise the Company generally and unconditionally:
(a)	pursuant to Article 57 of the Companies (Jersey) Law 1991 to make market purchases of ordinary shares in the Company on such terms and in such manner as the directors of the Company may from time to time determine, provided that:
(i)	the maximum number of ordinary shares hereby authorised to be purchased is 126,615,840;
(ii)	the minimum price which may be paid for an ordinary share is 10 pence (exclusive of expenses (if any) payable by the Company);
(iii)	the maximum price which may be paid for an ordinary share is not more than the higher of an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased and the amount stipulated by Article 5 (1) of the Buyback and Stabilisation Regulation 2003 (exclusive of expenses (if any) payable by the Company); and
(iv)	this authority, unless previously revoked or varied, shall expire on the earlier of the conclusion of the Annual General Meeting of the Company to be held in 2014 and 1 September 2014, save that a contract of purchase may be concluded by the Company before such expiry which will or may be executed wholly or partly after such expiry, and the purchase of shares may be made in pursuance of any such contract; and
(b)	pursuant to Article 58A of the Companies (Jersey)
Law 1991, and if approved by the directors, to hold as treasury shares any ordinary shares purchased pursuant to the authority conferred by resolution 23 (a) above.

24	In accordance with Article 8 of the Company’s Articles of Association, to authorise the Board of Directors to allot equity securities (as defined in the Company’s Articles of Association) wholly for cash (including in connection with a rights issue (as defined in the Company’s Articles of Association)) as if Article 7 of the Company’s Articles of Association did not apply, provided that (a) for the purposes of paragraph (1)(b) of Article 8 only, the aggregate nominal amount to which this authority is limited is £6,337,710, and (b) this authority shall expire (unless previously renewed, varied or revoked by the Company in general meeting) on 1 June 2018 save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Board of Directors may allot equity securities pursuant to such offer or agreement as if the authority conferred on them hereby had not expired.

By Order of the Board

Marie Capes

Secretary, WPP plc

2 May 2013

Registered Office

Queensway House

Hilgrove Street

St Helier

Jersey JE1 IES

WPP NOTICE OF AGM

Notice of Annual General Meeting

Important notes

1	Only share owners whose names appear on the register of members of the Company at 6pm on 10 June 2013 shall be entitled to attend the Annual General Meeting (the ‘Meeting’) either in person or by proxy and the number of ordinary shares then registered in their respective names shall determine the number of votes such persons are entitled to cast at the Meeting.

2	A share owner entitled to attend and vote at the Meeting may appoint one or more proxies to attend, speak and vote instead of him or her. A share owner may appoint more than one proxy in relation to the Meeting provided that each proxy is appointed to exercise rights attached to a different share or shares held by him or her. A proxy need not be a share owner of the Company.

3	To be valid, the Form of Proxy for use at the Meeting and power of attorney or other authority, if any, under which it is signed or a notarially certified or office copy of such power of authority, must be deposited at the offices of Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8AE, not less than 48 hours before the time appointed for holding the Meeting. Completion and return of the Form of Proxy will not prevent you from attending and voting at the Meeting instead of your proxy, if you wish.

4	As an alternative to completing and returning the printed Form of Proxy, you may submit your proxy over the internet by accessing the Company’s website, wpp.com/investor. For security purposes, share owners will need to provide their share owner reference number (SRN), control number and personal identification number (PIN) to validate the submission of their proxy online. Share owners’ individual SRN and PIN are shown on the printed Form of Proxy sent to them. For further information, see the instructions printed on the Form of Proxy.

5	A person to whom this Notice is sent who is a person nominated to enjoy information rights (a ‘Nominated Person’) may, under an agreement between him/her and the share owner by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the Annual General Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the share owner as to the exercise of voting rights. The statements of the rights of share owners in relation to the appointment of proxies in paragraphs 2, 3, and 4 above and 6 below do not apply to a Nominated Person. The rights described in these paragraphs can only be exercised by registered members of the Company.
6	CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so for the Meeting and any adjournment(s) thereof by utilising the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members and those CREST members who have appointed (a) voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with Euroclear’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, whether it constitutes the appointment of the proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agents, Computershare Investor Services PLC (ID3RA50), by no later than 48 hours before the time appointed for the Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST application’s host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any amendment to the instruction given to a proxy appointed through CREST should be communicated to the proxy through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timing and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed (a) voting service provider(s) to procure that their CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timing.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Article 34 of the Companies (Uncertificated Securities) (Jersey) Order 1999.

WPP NOTICE OF AGM

Notice of Annual General Meeting

7	As at 2 May 2013 (being the last practicable business day prior to publication of this Notice) the Company’s issued share capital consists of 1,267,542,079 ordinary shares carrying one vote each of which 1,383,680 shares are held in treasury. Therefore, the total voting rights in the Company as at 2 May 2013 are 1,266,158,399.

8	Under the Companies (Jersey) Law 1991, a body corporate may only appoint one corporate representative. A share owner which is a body corporate that wishes to allocate its votes to more than one person should use the proxy arrangements.

9	Copies of the following documents are available for inspection during normal business hours at the Registered Office of the Company on any weekday (Saturdays, Sundays and public holidays excepted) from the date of the Notice and at the place of the Meeting from 11:30am until the close of the Meeting:
(a)	directors’ service contracts and terms of appointment for the chairman and for the non-executive directors;
(b)	terms of reference of the Audit, Compensation and Nomination and Governance Committees;
(c)	the Memorandum and Articles of Association of the Company; and
(d)	draft rules of the Executive Performance Share Plan.

WPP NOTICE OF AGM

Notice of Annual General Meeting

Explanatory notes to the Notice of Annual General Meeting

Voting on all resolutions at the Meeting will be by way of a poll rather than a show of hands. This reflects best practice and means that all the votes cast, and not just those of the share owners present, are taken into account. If you are unable to attend the Annual General Meeting, the directors urge you to appoint a proxy or proxies to attend the Meeting and vote on your behalf, or nominate the chairman of the Meeting to vote on your behalf.

The poll results will be notified to the UK Listing Authority and published on the Company’s website as soon as possible after the conclusion of the Meeting.

Resolutions 1 to 22 will be proposed as ordinary resolutions that will be passed if more than 50% of the votes are cast in favour of the resolution. Resolutions 23 and 24 will each be proposed as special resolutions that will be passed if not less than two-thirds of the votes cast are in favour of the particular resolution.

Item 1: Report & Accounts

The directors must present to share owners at the Annual General Meeting the report of the directors and the accounts of the Company for the year ended 31 December 2012. The report of the directors, the accounts, the report of the Compensation Committee and the report of the Company’s auditors on the accounts, are contained within the 2012 Annual Report & Accounts.

Item 2: Declaration of final dividend

The amount of the final dividend recommended by the directors is 19.71 pence per ordinary share. Final dividends must be approved by share owners, but must not exceed the amount recommended by the directors.

Item 3: Directors’ remuneration report

Resolution 3 proposes the approval of the directors’ remuneration report by share owners.

The report, which is made on behalf of the full Board, explains the different elements which comprise executive remuneration, including how base salaries and annual and long-term incentive remuneration are determined for executive directors of the parent company and for senior executives of the parent company and Group operating companies. In addition, the Company’s executive stock ownership policy, the utilisation of the stock incentive plans and the provision of other benefits are explained.

Item 4: Sustainability report

Resolution 4 proposes the approval of the sustainability report contained within the 2012 Annual Report & Accounts by share owners.

The report explains the Group’s sustainability activity and business strategy.

Items 5 to 19: Re-election and election of directors

Appendix I to this Notice gives details of the re-election and election of directors and reasons therefor. Each re-election and election shall be considered as a separate resolution at the Meeting.

Item 20: Re-appointment of auditors

The auditors of the Company must be appointed at each Annual General Meeting. Resolution 20 proposes the re-appointment of Deloitte LLP, to hold office until the conclusion of the next Annual General Meeting to be held in 2014. The resolution also gives authority to the directors to determine the auditors’ remuneration.

Item 21: Authority to allot shares

Resolution 21 proposes to seek renewal of the authority to the directors to allot ordinary shares for a period of five years from the date of the resolution. The £42,819,206 nominal amount of relevant securities to which this authority will relate represents approximately 33.3% of the nominal amount of the issued ordinary share capital of the Company as at 2 May 2013 (excluding treasury shares) together with ordinary shares outstanding under the Group share option schemes. This amount complies with guidelines issued by investor bodies. As at 2 May 2013, the Company holds 1,383,680 treasury shares which represent approximately 0.11% of the total ordinary share capital in issue as at 2 May 2013. Except pursuant to the employee share schemes, the conversion of the 5.75% convertible bonds due May 2014 and the satisfaction of deferred consideration under certain acquisition agreements to which the Company is a party, the directors have no present intention of allotting ordinary shares. The authority will expire on 1 June 2018 but in accordance with previous practice the directors intend to seek renewal of this authority at subsequent Annual General Meetings.

Item 22: Approval of the Executive Performance Share Plan

The Company previously announced that it would consult with share owners regarding the introduction of a new long-term senior stock incentive arrangement. Following that consultation, the Company has recommended a new stock incentive plan for adoption by share owners. This replaces the Company’s LEAP plan, which has not been available for the grant of new awards by the Company since the re-domicile at the beginning of the year.

The WPP plc Executive Performance Share Plan (‘EPSP’) is the proposed replacement long-term plan for use as the Company’s flagship executive equity interest scheme. A summary of the principal terms of the EPSP is at Appendix II

WPP NOTICE OF AGM

Notice of Annual General Meeting

to this Notice. The EPSP has been drafted to take into account share owners’ views during the consultation. It is proposed that the first awards under the EPSP be granted as soon as practically possible after its adoption.

Item 23: Authority to purchase own shares

In certain circumstances, it may be advantageous for the Company to purchase its own ordinary shares and Resolution 23 seeks authority from share owners to authorise the directors to make such purchases in the market.

The directors consider it desirable for this general authority to be available to provide additional flexibility in the management of the Company’s capital resources. The directors only implement the authority when, in the light of market conditions prevailing at the time, they believe that the effect of any such purchases will enhance earnings per share in the medium to long term and will be in the best interests of the Company generally. Any shares purchased under this authority would ordinarily be cancelled and the number of shares in issue will be reduced accordingly, though the Company has the option to hold them as treasury shares. The purchase price will be paid out of distributable profits.

The total number of options to subscribe for ordinary shares that are outstanding as at 2 May 2013 is 19,703,636. The proportion of issued share capital that they represented at that time was 1.56% (excluding treasury shares) and the proportion of issued share capital that they will represent if the full authority to buy back shares (existing and being sought) is used and if the shares bought back are cancelled, will be 1.9% (excluding treasury shares).

Resolution 23 specifies the maximum number of shares which may be purchased (representing approximately 10% of the Company’s issued ordinary share capital as at 2 May 2013, excluding treasury shares) and the minimum and maximum prices at which they may be bought, reflecting the requirements of the UK Listing Authority. The directors intend to seek renewal of this power at subsequent Annual General Meetings.

Item 24: Disapplication of pre-emption rights

At the last Annual General Meeting, the directors were empowered to make limited allotments of ordinary shares for cash other than according to the pre-emption rights, which require a company to offer all allotments of ordinary shares for cash proportionately to existing share owners first.

Resolution 24 proposes to seek renewal of this power of the directors and would continue to provide the directors with the power to allot shares for cash when they consider it is in the best interests of the Company to do so and so that:

(a)	the Company can follow normal practices in the event of a rights issue; and
(b)	ordinary shares may be issued wholly for cash other than proportionately to existing ordinary share owners up to a maximum nominal amount of £6,337,710 (which includes the sale on a non-pre-emptive basis of any shares the Company holds in treasury for cash) representing approximately 5% of the Company’s issued ordinary share capital (including treasury shares) as at 2 May 2013.

There are presently no plans to allot ordinary shares wholly for cash other than pursuant to the employee share schemes, the conversion of the 5.75% convertible bonds due May 2014 and the satisfaction of deferred consideration under certain acquisition agreements. Shares allotted under an employee share scheme are not subject to the pre-emption rights.

The authority sought by Resolution 24 will last until 1 June 2018 but, in accordance with previous practice, the directors intend to seek renewal of this authority at subsequent Annual General Meetings.

WPP NOTICE OF AGM

Notice of Annual General Meeting

Appendix I

Re-election and election of directors

All of the directors of the Company with the exception of Bud Morten, John Quelch, Paul Spencer and Koichiro Naganuma are standing for election or re-election this year. Esther Dyson, Orit Gadiesh and Philip Lader have been directors of the Company for more than nine years (including the period as directors of the former parent companies prior to the implementation of the Schemes of Arrangement in October 2005, November 2008 and January 2013). Roger Agnelli, Jacques Aigrain, Hugo Shong and Sally Susman are offering themselves for election for the first time.

The report from Philip Lader in his capacity as chairman of the Board and of the Nomination and Governance Committee contained in the 2012 Annual Report & Accounts sets out the process which has been followed relating to the assessment of the performance during 2012 of all of the then current members of the Board including himself as chairman of the Company. The chairman confirms that, following these detailed assessments, each of the directors standing for re-election continues to be effective and to demonstrate the commitment of time and energy to committee meetings and other duties for the Company.

Each of the directors therefore unanimously recommends (other than in respect of their own appointment) share owners to vote in favour of Resolutions 5 to 19 inclusive.

A review of the biographical details of each of the directors seeking re-election appears in the Who runs WPP section of the 2012 Annual Report & Accounts and indicates the breadth of knowledge and experience which each of them brings to the Company. The biographical details of those directors offering themselves for election for the first time are set out below.

Roger Agnelli Non-executive director Age 53

Roger Agnelli is the founding partner and CEO of AGN Holding, a Brazilian company focused on mining, logistics and bioenergy in Brazil, Latin America and Africa. He is also the chairman of B&A a joint venture between BTG Pactual and AGN focused on the exploration and development of fertilizer, iron ore and copper assets.

Roger Agnelli was CEO and president of VALE from July 2001 to May 2011. Prior to his VALE appointment, he was the chairman of the company’s board of directors from May 2000 until July 2001.

He developed his professional career at the Bradesco Group, one of the largest financial institutions in Brazil, from 1981 to 2001. He worked as executive director of Bradesco Bank from 1998 until 2000, when he was appointed CEO and president of Bradespar S.A.

Due to his experience in the fields of investment, mergers and acquisitions and asset management, he was vice president of ANBID (Brazil’s National Association of Investment Banks) and member of the International Advisory Committee of the New York Stock Exchange (NYSE). He has served on the board of directors of various companies with major operations in Brazil and elsewhere, such as, in the field of power generation and distribution, CPFL, Rio Grande Energia, Serra da Mesa Energia and VCB Energia in Brazil and Duke Energy in the US; in oil and gas, Petrobras and Suzano Petroquímica in Brazil and Spectra Energy in the US; in steel, CSN and LATASA; in automotive and auto parts, Mahle Metal Leve; in home appliances, Brasmotor and in cable TV, UGB Participações. Between 2003 and 2007, he was a member of the Economic and Social Development Council (CDES), an entity that provides advice to the President of Brazil. In September 2010, he joined the International Business Leaders Advisory Council (IBLAC) to the Mayor of Shanghai. He has served on the International Advisory Council of South Africa to the President Thabo Mbeki.

He is a member of the board of directors of ABB Ltd since 2002 and of the International Advisory Council to the President of Mozambique, Dr. Armando Guebuza. In addition, he is a member of Anadarko’s Global Advisory Board and Mckinsey International Advisory Council. He is on the International Advisory Council of Brookings Institute. In Brazil, he is a member of the Strategic Advisory Council of FIESP (Federation of Industries of the State of São Paulo) and honorary director of ACRJ (Commercial Association of Rio de Janeiro).

Roger Agnelli has a degree in Economics from the Armando Álvares Penteado Foundation, in São Paulo, Brazil.

Jacques Aigrain Non-executive director Age 58

Jacques Aigrain is currently chairman of LCH.Clearnet Group Limited. He was CEO of Swiss Re from 2006 to 2009, and prior to this, he spent 20 years with JP Morgan Chase in New York, London and Paris.

In addition, Jacques is a non-executive director of London Stock Exchange Group Plc and a Supervisory Board Member of Lyondell Bassell NV, Deutsche Lufthansa AG and its subsidiary, Swiss International Airlines AG. He is also an advisory director of the Qatar Financial Centre Authority.

Jacques is a dual French and Swiss citizen. He holds a PhD in Economics from Sorbonne University, and a MA degree in Economics from Paris Dauphine University.

Hugo Shong Non-executive director Age 56

Hugo Shong is the executive vice president of International Data Group (IDG), a private technology media, research and events company, and president of IDG Asia/China.

He joined IDG in 1991 as an associate to IDG’s founder and chairman, Patrick J. McGovern, for Asian business

WPP NOTICE OF AGM

Notice of Annual General Meeting

development after working for three years as a reporter/ editor at Electronic Business and Electronic Business Asia magazine, Hugo launched over 40 magazines and newspapers in Asian countries, such as PC World Vietnam, the Chinese editions of NetworkWorld, Electronic Products, Cosmopolitan, Harper’s Bazaar, National Geographic, FHM and Men’s Health.

In 1993, Hugo helped IDG to set up the first technology venture fund in China, IDG Capital Partners, which now has $3.8 billion under management and an investment portfolio including Baidu, Tencent (QQ), Sohu, Ctrip and Soufun.

Hugo currently serves on the boards of China Jiuhao Health Industry Corp, which focuses on health maintenance and retirement community projects in China, and Mei Ah Entertainment Group, an entertainment company with interests in television, film and theatre listed on the Hong Kong Stock Exchange. Hugo has been a member of the board of trustees of Boston University since 2005.

After completing his undergraduate studies at Hunan University, he attended the Chinese Academy of Social Sciences and earned a Master of Science from Boston University in 1987. He conducted graduate studies at the Fletcher School of Law and Diplomacy and has also completed the Advanced Management Program at Harvard Business School.

Sally Susman Non-executive director Age 51

Sally Susman is currently executive vice president, Policy External Affairs & Communications for Pfizer, the world’s largest biopharmaceutical company. Sally also heads the firm’s corporate responsibility group and plays a key role in shaping policy initiatives.

Before joining Pfizer in 2007, Sally was EVP of Global Communications at Estée Lauder, where she directed global corporate affairs strategy and served as a member of the Executive Committee. She also held several senior corporate affairs posts at American Express, working in both London and the US.

Sally started her career in government service focused on international trade issues and her positions included Deputy Assistant Secretary for Legislative and Intergovernmental Affairs in the US Department of Commerce.

She serves on the board of the International Rescue Committee, the US Department of State’s International Council on Women’s Business Leadership and the US India Business Council. She was also appointed as the New York City Commissioner on Women’s Issues by Mayor Michael R Bloomberg.

Sally holds a BA in Government from Connecticut College in the US and has studied at London School of Economics.

Appendix II

Summary of the principal terms of the EPSP

Who can participate?

The Compensation Committee may grant long-term, performance-based awards under the WPP plc Executive Performance Share Plan (‘EPSP’) to employees (including executive directors) within the WPP Group of companies. As the EPSP is intended to reward and incentivise the most senior employees, it is expected that awards will typically be granted each year to around 20 executive directors and senior executives of the Company and the major operating companies.

What kinds of awards can be granted?

Performance-related awards may be made under the EPSP in whatever form the Compensation Committee decides (including nil-cost options and conditional rights to receive ordinary shares).

Separate dividend awards may also be made that entitle the participant to receive additional ordinary shares, calculated as if the participant had held the ordinary shares that vest in the main award between the date it was granted and the vesting date and reinvested the ordinary dividends (excluding the tax credit) received on those ordinary shares at the time each dividend was paid.

When can awards be granted?

Awards under the EPSP may be granted within the period of 42 days commencing on:

a)	the date of approval of the EPSP by share owners;
b)	the day after the Company releases its results for any financial period;
c)	the day after the Company’s Annual General Meeting;
d)	any day on which changes to the legislation or regulations affecting the EPSP are announced, made or come into effect; or
e)	the lifting of dealing restrictions which prevented the granting of awards during any of the periods specified above.

In exceptional circumstances, awards may also be granted at other times. Awards may only be granted within the period of 10 years from approval of the EPSP by the Company’s share owners.

What personal and other limits apply?

The maximum value of ordinary shares over which performance-related awards can be granted under the EPSP to a participant in a financial year is 9.75 times that person’s basic salary (i.e. total gross salary excluding any bonuses or benefits).

WPP NOTICE OF AGM

Notice of Annual General Meeting

No award can be made that would cause either of the following limits to be exceeded:

a)	The number of ordinary shares which have been issued or which the Company is committed to issue to satisfy awards or options granted in the previous 10 years under the EPSP and any other employee share plan operated by the Company must not exceed 10% of the ordinary share capital of the Company.
b)	The number of ordinary shares which have been issued or which the Company is committed to issue to satisfy awards or options granted in the previous 10 years under the EPSP and any other discretionary employee share plan adopted by the Company must not exceed 5% of the ordinary share capital of the Company.

Ordinary shares that have been (or may be) transferred out of treasury to satisfy awards or options will be counted for the purposes of these limits, but ordinary shares subject to awards or options which have lapsed or been surrendered will not be counted.

What performance conditions apply?

The number of ordinary shares to which a participant may become entitled will depend on the satisfaction of performance conditions. The Compensation Committee has the discretion to decide what the performance conditions should be when the award is granted together with the performance period. The Compensation Committee understands that if performance conditions which differ to those that are to apply to awards to be granted in 2013 (see below) are set, those conditions should reflect the underlying performance of the Company (in terms of sustainability, growth and profitability) and should be in the best interests of share owners. The Company intends to consult with share owners in advance if materially different performance conditions than those described below are proposed to apply to future awards.

What performance conditions are to apply to awards to be granted in 2013?

The initial policy of the Compensation Committee, formulated in the context of the Company’s financial performance over the past decade and with the objective of setting highly ambitious yet achievable goals to incentivise senior management, is that the performance conditions will be based on three different criteria, each measured over five complete financial years beginning with the financial year in which the award is granted (the ‘Performance Period’).

I. Comparative Total Shareholder Return

(TSR) performance

One third of each award will be dependent on the Company’s TSR compared to a comparator group of companies (the ‘Comparator Group’). The Comparator Group for the awards to be granted in 2013 will be Arbitron Inc., Dentsu Inc., GfK AG, Havas SA, Interpublic Group of Companies Inc., Ipsos SA, Nielsen Holdings, Omnicom Group Inc and Publicis Groupe SA. The Comparator Group for future awards will be reviewed each year so that the Compensation Committee can include new companies or, alternatively, remove those that have been taken over or are no longer appropriate.

TSR performance is calculated as follows.

The companies in the Comparator Group will be weighted by market capitalisation. The TSR over the Performance Period for each of the companies in the Comparator Group is calculated. The companies in the Comparator Group are ranked accordingly. The aggregate market capitalisation of the companies in the Comparator Group whose TSR for the Performance Period is not as good as the Company’s, is compared to the aggregate market value of all the companies in the Comparator Group. This establishes a percentile performance for the Company. The percentile is also affected by how close the Company’s TSR came to equalling that of the company ranked directly above it.

Threshold performance (which equates to performance equivalent to the 50th percentile of the Comparator Group) will result in 20% vesting of the part of the award dependent on TSR performance. Maximum performance (which equates to performance equivalent to the 90th percentile of the Comparator Group) will result in 100% vesting of the part of the award dependent on TSR performance. TSR performance between the 50th and 90th percentiles will result in proportionate vesting on a sliding scale.

The part of each award dependent on TSR performance will itself be split into two, with TSR being measured in a common currency in relation to one half and local currency in relation to the other half.

II. Earnings per Share (EPS) performance

One third of each award will be dependent on growth in the Company’s headline, fully diluted, EPS.

Threshold performance (7% compound annual growth of headline, fully diluted EPS) will result in 20% vesting of this part of the award. Maximum performance (14% compound annual growth of headline, fully diluted EPS) will result in 100% vesting of this part of the award. EPS performance above 7% but below 14% will result in proportionate vesting on a sliding scale.

III. Return on Equity (ROE) performance

One third of each award will be dependent on average annual ROE performance. ROE will be defined as headline, fully diluted, earnings per share divided by the balance sheet value per share of share owners’ equity.

Threshold performance (average annual ROE of 10%) will result in 20% vesting of the part of the award dependent on ROE. Maximum performance (average annual ROE of 14%) will result in 100% vesting of the part of the award dependent on ROE. ROE performance above 10% but below 14% will result in proportionate vesting on a sliding scale.

Setting performance targets to apply over 5-year periods is particularly challenging. There is a high risk of significant change or unforeseen events taking place over such an extended Performance Period. Accordingly, the Compensation Committee will retain a limited discretion to adjust the levels

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of vesting if it considers that the outcome of any of the performance measures has been affected by exceptional circumstances. For example, in relation to TSR performance, M&A activity may result in the Compensation Committee needing to make adjustments to the TSR performance of companies in the Comparator Group. It is the Compensation Committee’s intention to consult with share owners if they consider that material adjustments to vesting levels should result from exceptional circumstances that have arisen during the Performance Period. The Compensation Committee will not make adjustments based on currency fluctuations.

What happens when awards vest?

Awards will normally be satisfied by the transfer of ordinary shares from one of the Company’s employee benefit trusts, although the EPSP allows awards to be satisfied by the issue of new ordinary shares or treasury shares or to be settled in cash.

Awards are personal to each participant and will lapse if they are transferred (unless the Compensation Committee decides otherwise).

Benefits under the EPSP are not pensionable.

What happens if a participant is no longer employed by the WPP Group?

If a participant leaves employment or dies in the first year of the Performance Period, the award will always lapse. If a participant leaves employment after that time the award will automatically lapse unless the participant is a ‘Good Leaver’. Good leaver situations include ceasing to be employed within the WPP Group of companies because of:

a)	retirement;
b)	ill-health;
c)	injury; or
d)	disability

and, any other reason accepted by the Compensation Committee.

The awards of good leavers will not lapse, but the number of ordinary shares which are capable of vesting will be reduced proportionally based on the part of the Performance Period that the participant remained in employment. The award will continue to be subject to the satisfaction of the performance conditions.

If a participant dies after the first year of the Performance Period, the award will vest early based on an early assessment of the outcome of the performance conditions (unless the Compensation Committee determines otherwise).

When can Awards be reduced or forfeited?

Where a participant:

a)	has committed an act of fraud or dishonesty;
b)	has done (or omitted to do) something that results in a set of audited accounts being materially wrong or misleading; or
c)	knew (or should have known) that any information used to calculate any of the participant’s remuneration was incorrect with the result that performance-related remuneration has been overpaid, the Compensation Committee can decide that an award will be reduced or forfeited in order to compensate the Company for the overpayment.

What happens if there is a variation of capital?

In the event of a variation of capital, the Compensation Committee may adjust the number or type of ordinary shares comprised in an award.

What happens on a change of control?

In the event of a change of control of the Company, the Performance Period will end early and the number of ordinary shares that vest will depend on an early assessment of the outcome of the performance conditions. The number of ordinary shares that vest will also be pro-rated to reflect the proportion of the original Performance Period that has elapsed by that date.

Alternatively, the Compensation Committee may determine that awards under the EPSP will be exchanged for equivalent awards over ordinary shares in the acquiring company.

Can the plan be amended?

The Compensation Committee may amend the provisions of the EPSP or the terms of all or any awards made under the EPSP. However, no alteration to the provisions regarding:

a)	eligibility;
b)	overall limits on the issue of ordinary shares under the EPSP;
c)	individual participant’s limits;
d)	the basis for determining a participant’s entitlement to, and the terms of, ordinary shares under the EPSP; or
e)	the rights of the participants in the event of a variation in capital;

may be made to the advantage of participants without the prior approval of the Company’s share owners in general meeting unless the alteration is a minor amendment to:

a)	benefit the administration of the EPSP;
b)	comply with or take account of the provisions of any proposed or existing legislation;
c)	take account of any changes to legislation; or
d)	obtain or maintain favourable tax, exchange control or regulatory treatments for participants or any member of the WPP Group of companies.

Rules

Copies of the draft rules of the EPSP are available for inspection during normal business hours at the Registered Office of the Company on any weekday (Saturdays, Sundays and public holidays excepted) from the date of the Notice and at the place of the Meeting from 11:30am until the close of the Meeting.

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Key dates

12 June 2013	Annual General Meeting
8 July 2013	Payment of final dividend for 2012
August 2013	Half-year interim statement
October 2013	Third-quarter trading statement
November 2013	Payment of the interim dividend for 2013

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